Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	John M. Jennings
104 South Main Street / Ninth Floor / Greenville, SC 29601	(Admitted in IL NC & SC)
Tel: 864.250.2300 Fax: 864.232.2925	Tel: 864.250.2207
www.nelsonmullins.com	Fax: 864.232.2925
john.jennings@nelsonmullins.com

December 26, 2013

Via Electronic Mail

Ms. Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:                        First Community Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed December 9, 2013

File No. 333-191652

Dear Ms. McHale:

This letter is provided on behalf of First Community Corporation (the “Company,” “First Community,” “we,” or “our”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 24, 2013 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment No. 2”) filed December 9, 2013; File No. 333-191652.  This letter is being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of First Community.

Comment Letter dated December 24, 2013

Form S-4

General

1.                                We acknowledge your response to comment one of our letter to you dated December 3, 2013.  However, it appears that Savannah provided First Community with budget projections for the current and future fiscal years.  The staff considers two years of projections material.  Please revise your disclosure to include any material projections presented to First Community or its agent, including revenue, income, and income per share data.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Response to Comment 1:

The Company has revised its disclosure in Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) to include the requested disclosure. See pages 78 through 81 of Amendment No. 3.

2.                                We note that both Amendment No. 2 (page 66) and the fairness opinion of Ewing (page C-1) state that First Community provided Ewing with its Strategic Plan for the three year period ending December 31, 2014.  Please disclose any material projections contained in the First Community Strategic Plan.

Response to Comment 2:

The Company has revised its disclosure in Amendment No. 3 to include the requested disclosure. See pages 78 through 81 of Amendment No. 3.

If you have any questions or comments related to these responses, please contact me at (864) 250-2207.

Sincerely,

/s/ John M. Jennings

John M. Jennings

cc:	Michael C. Crapps, President and Chief Executive Officer